================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              SINTER METALS, INC.
                           (NAME OF SUBJECT COMPANY)

                                    GKN PLC
                      GKN POWDER METALLURGY HOLDINGS, INC.
                          GKN POWDER METALLURGY, INC.
                            ------------------------
                                   (BIDDERS)

                         COMMON STOCK, $.001 PAR VALUE
                            ------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   82934Q101
                            ------------------------
                         (CUSIP NUMBER OF COMMON STOCK)

                                DAVID J. TURNER
                          GKN POWDER METALLURGY, INC.
                             3300 UNIVERSITY DRIVE
                       AUBURN HILLS, MICHIGAN 48326-2362
                                 (810) 377-1200
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                     Copy:
                              JEAN E. HANSON, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                         NEW YORK, NEW YORK 10004-1980
                                 (212) 859-8000
                            ------------------------
                                 APRIL 29, 1997

        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)

                            ------------------------

                           CALCULATION OF FILING FEE
================================================================================

              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE
------------------------------------------------------------------------------------------------------
                   $385,617,589                                          $77,124
======================================================================================================

 * Estimated for the purpose of calculating the fee only. This amount assumes the purchase of 10,422,097 shares of Common Stock of Sinter Metals, Inc. at $37.00 per share. Such number of shares represents all outstanding shares of Common Stock as of April 28, 1997, plus 330,300 shares issuable upon the exercise of outstanding stock options.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:    N/A                     FILING PARTY:  N/A
FORM OR REGISTRATION NO.:  N/A                     DATE FILED:    N/A

================================================================================
                               Page 1 of 9 pages
                     The Index to Exhibits begins on Page 9

                             SCHEDULE 14D-1 AND 13D

--------------------------
  CUSIP No. 82934Q101                                                   __
--------------------------
------------------------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
    1     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          GKN POWDER METALLURGY, INC.
------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]        (b)  [ ]
    2
------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
    4
          AF
------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5     PURSUANT TO ITEMS 2(e) or 2(f)                                                     [ ]
------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          DELAWARE
------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    7     PERSON*
          1,228,655
------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    8     CERTAIN SHARES                                                                     [ ]
------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)*
    9
          APPROXIMATELY 11.8% OF THE SHARES OUTSTANDING ON A FULLY
          DILUTED BASIS AS OF APRIL 30, 1997
------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
    10
          CO
------------------------------------------------------------------------------------------------

* See footnote on following page.

                               Page 2 of 9 Pages

                             SCHEDULE 14D-1 AND 13D

--------------------------
  CUSIP No. 82934Q101                                                   __
--------------------------
------------------------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
    1     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          GKN POWDER METALLURGY HOLDINGS, INC.
------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]   (b)  [ ]
    2
------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
    4
          AF
------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5     PURSUANT TO ITEMS 2(e) or 2(f)                                                     [ ]
------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          DELAWARE
------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    7     PERSON*
          1,228,655
------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    8     CERTAIN SHARES                                                                     [ ]
------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)*
    9
          APPROXIMATELY 11.8% OF THE SHARES OUTSTANDING ON A FULLY
          DILUTED BASIS AS OF APRIL 30, 1997
------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
    10
          CO
------------------------------------------------------------------------------------------------

* See footnote on following page.

                               Page 3 of 9 Pages

                             SCHEDULE 14D-1 AND 13D

--------------------------
  CUSIP No. 82934Q101                                                   __
--------------------------
------------------------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
    1     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          GKN plc
------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]   (b)  [ ]
    2
------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
    4
          WC
------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5     PURSUANT TO ITEMS 2(e) or 2(f)                                                     [ ]
------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          ENGLAND
------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    7     PERSON*
          1,228,655
------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    8     CERTAIN SHARES                                                                     [ ]
------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)*
    9
          APPROXIMATELY 11.8% OF THE SHARES OUTSTANDING ON A FULLY   DILUTED BASIS AS OF APRIL
          30, 1997
------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
    10
          CO
------------------------------------------------------------------------------------------------

---------------
* On April 29, 1997, GKN Powder Metallurgy, Inc. (the "Purchaser"), a direct wholly owned subsidiary of GKN Powder Metallurgy Holdings, Inc. and an indirect wholly owned subsidiary of GKN plc, entered into Stockholder Agreements, dated as of April 29, 1997 (the "Stockholder Agreements"), with Ronald G. Campbell, Joseph W. Carreras, Greg Heltzenrater, E. Joseph Hochreiter, Michael T. Kestner, Donald L. LeVault, Richard A. McLean, Mary Lynn Putney, William H. Roj and Charles E. Volpe, the beneficial owners of an aggregate of 1,228,655 Shares (the "Selling Stockholders"), or approximately 11.8% of the outstanding shares of Common Stock (the "Shares") of Sinter Metals, Inc. on a fully diluted basis. Pursuant to the Stockholder Agreements, the Selling Stockholders have agreed to tender to the Purchaser all of their Shares pursuant to the Offer no later than the third business day following the commencement of the Offer and not to withdraw any Shares tendered into the Offer. Pursuant to the Stockholder Agreements, the Selling Stockholders have also delivered a proxy to the Purchaser to vote, or grant a consent or approval in respect of, the Shares subject to the Stockholder Agreements in favor of the Merger, the Merger Agreement dated as of April 29, 1997 and any of the transactions contemplated by the Merger Agreement and against any transaction with a third party that would impede, interfere with or attempt to discourage the Merger Agreement (as defined in the Offer to Purchase). The Stockholder Agreements are more fully described in Section 12 -- "Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Stockholder Agreements; Confidentiality Agreement" of the Offer to Purchase dated May 2, 1997 (the "Offer to Purchase").

                               Page 4 of 9 Pages

     This Statement relates to a tender offer by GKN Powder Metallurgy, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of GKN Powder Metallurgy Holdings, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Class A Common Stock, par value $.001 per share, and all outstanding shares of Class B Common Stock, par value $.001 per share (together, the "Shares"), of Sinter Metals, Inc., a Delaware corporation (the "Company"), at a purchase price of $37.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 2, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and which are incorporated herein by reference. Parent and the Purchaser have been formed by GKN plc, a public limited company registered in England, in connection with the Offer and the transactions contemplated thereby.

     This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by GKN plc, Parent and the Purchaser of beneficial ownership of the Shares subject to the Stockholder Agreements. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Sinter Metals, Inc. The address of the principal place of business of the Company is set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase and is incorporated herein by reference.

     (b) The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) through (d), (g) The information set forth in the Introduction and
Section 9 ("Certain Information Concerning GKN plc, Parent and the Purchaser") of the Offer to Purchase, and in Schedules I and II thereto, is incorporated herein by reference.

     (e) and (f) Neither the Purchaser, Parent nor GKN plc or, to the best of their knowledge, any of the persons listed in Schedules I or II of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) None.

     (b) The information set forth in the Introduction and Section 11 ("Background of the Offer") and Section 9 ("Certain Information Concerning GKN plc, Parent and the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.
                               Page 5 of 9 Pages

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) through (g) The information set forth in the Introduction, Section 7 ("Effect of the Offer on the Market for Shares; Stock Quotation; Exchange Act Registration and Margin Securities") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Stockholder Agreements; Confidentiality Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) None.

     (b) Not applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 9 ("Certain Information Concerning GKN plc, Parent and the Purchaser") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; Stockholder Agreements; Confidentiality Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and in Section 16 ("Fees and Expenses") and Section 17 ("Miscellaneous") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning GKN plc, Parent and Purchaser") of the Offer to Purchase, including the financial statements and related notes thereto incorporated by reference in Section 9, is incorporated herein by reference.

     The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold shares being sought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in the Introduction, Section 9 ("Certain Information Concerning GKN plc, Parent and the Purchaser"), Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Stockholder Agreements; Confidentiality Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 15 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares; Stock Quotation; Exchange Act Registration and Margin Securities") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference in its entirety.

                               Page 6 of 9 Pages

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Offer to Purchase, dated May 2, 1997.
(a)(2)  Letter of Transmittal.
(a)(3)  Notice of Guaranteed Delivery.
(a)(4)  Letter from SBC Warburg Inc., as Dealer Manager, to Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.
(a)(5)  Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to
        Clients.
(a)(6)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form
        W-9.
(a)(7)  Summary Announcement, dated May 2, 1997.
(a)(8)  Press Release issued by GKN plc on April 30, 1997.
(a)(9)  Press Release issued by GKN plc on May 2, 1997.
(b)     Not applicable.
(c)(1)  Agreement and Plan of Merger, dated as of April 29, 1997, among Parent, the Purchaser and the Company.
(c)(2)  Agreement, dated as of April 29, 1997, by and between Citicorp Venture Capital, Ltd.
        and GKN Powder Metallurgy, Inc.
(c)(3)  Form of Stockholder Agreement for Individuals, dated as of April 29, 1997, by and among GKN Powder Metallurgy, Inc., and each of Ronald G. Campbell, Joseph W.
        Carreras, Greg Heltzenrater, E. Joseph Hochreiter, Michael T. Kestner, Donald L.
        LeVault, Richard A. McLean, Mary Lynn Putney, William H. Roj and Charles E. Volpe.
(c)(4)  Confidentiality Agreement, dated as of April 29, 1997, between GKN plc and Sinter
        Metals, Inc.
(c)(5)  Letter Agreement, dated April 29, 1997, between Joseph W. Carreras and GKN Powder
        Metallurgy Holdings, Inc.
(d)     None.
(e)     Not applicable.
(f)     None.
(g)     GKN plc Report & Accounts 1996, including financial information for the GKN consolidated group for the fiscal years ended December 31, 1992-1996.

                               Page 7 of 9 Pages

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 1997

                                          GKN Powder Metallurgy, Inc.

                                          By: /s/ DAVID J. TURNER
                                            ------------------------------------
                                            Name: David J. Turner
                                            Title: President

                                          GKN Powder Metallurgy Holdings, Inc.

                                          By: /s/ DAVID J. TURNER
                                            ------------------------------------
                                            Name: David J. Turner
                                            Title: President

                                          GKN plc

                                          By: /s/ DAVID J. TURNER
                                            ------------------------------------
                                            Name: David J. Turner
                                            Title: Finance Director

                               Page 8 of 9 Pages

                                 EXHIBIT INDEX

EXHIBIT                                DESCRIPTION                                   PAGE NO.
------- -------------------------------------------------------------------------    ---------
(a)(1)  Offer to Purchase, dated May 2, 1997.                                           --
(a)(2)  Letter of Transmittal.                                                          --
(a)(3)  Notice of Guaranteed Delivery.                                                  --
(a)(4)  Letter from SBC Warburg Inc., as Dealer Manager, to Brokers, Dealers,
        Commercial Banks, Trust Companies and Other Nominees.                           --
(a)(5)  Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other
        Nominees to Clients.                                                            --
(a)(6)  Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.                                                            --
(a)(7)  Summary Announcement, dated May 2, 1997.                                        --
(a)(8)  Press Release issued by GKN plc on April 30, 1997.                              --
(a)(9)  Press Release issued by GKN plc on May 2, 1997.                                 --
(b)     Not applicable.                                                                 --
(c)(1)  Agreement and Plan of Merger, dated as of April 29, 1997, among Parent,
        the Purchaser and the Company.                                                  --
(c)(2)  Agreement, dated as of April 29, 1997, by and between Citicorp Venture
        Capital, Ltd. and GKN Powder Metallurgy, Inc.                                   --
(c)(3)  Form of Stockholder Agreements for Individuals, dated as of April 29,
        1997, by and among GKN Powder Metallurgy, Inc., Ronald G. Campbell,
        Joseph W. Carreras, Greg Heltzenrater, E. Joseph Hochreiter, Michael T.
        Kestner, Donald L. LeVault, Richard A. McLean, Mary Lynn Putney, William
        H. Roj and Charles E. Volpe.                                                    --
(c)(4)  Confidentiality Agreement, dated as of April 29, 1997, between GKN plc and Sinter Metals, Inc.
(c)(5)  Letter Agreement, dated April 29, 1997, between Joseph W. Carreras and
        GKN Powder Metallurgy Holdings, Inc.
(d)     None.                                                                           --
(e)     Not applicable.                                                                 --
(f)     None.                                                                           --
(g)     GKN plc Report & Accounts 1996, including financial information for the
        GKN consolidated group for the fiscal years ended December 31, 1992-1996.

                               Page 9 of 9 Pages